

June 30, 2023

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
250 Park Avenue, Ste 911
New York, NY 10177

> **Re: Focus Impact Acquisition Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed April 6, 2023**
> **File No. 001-40977**

Dear Carl Stanton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022, Filed April 6, 2023

Certifications in Exhibits 31.1 and 31.2, page 88

1. We note that your officer certifications omit the language prescribed by Item 601(b)(31)(i) of Regulation S-K, concerning responsibility for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), which should appear in the fourth paragraph of the certifications.

    Please file an amendment to your Form 10-K to include certifications from your Chief Executive and Chief Financial officers, that include all of the required language. You may elect to otherwise limit content of the amendment to the cover page, explanatory note, the signature page and paragraphs 1, 2, 4 and 5 of the certifications.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez, Staff Accountant at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation